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11022257

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 26 2011
WASH, D.C.
211

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-53287~~ 8-47738

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2010 (MM/DD/YY) AND ENDING June 30, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Advisors Clearing Network, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 North Fair Oaks Avenue
(No. and Street)

Pasadena (City) California (State) 91103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tom Wetmore (626) 744-2587
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Tom Wetmore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advisors Clearing Network, as of June 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn to (or affirmed) before me on this 28 day of July, 2011 by Tom Wetmore proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public

Signature

CFO/CCO

Title

VICENTE MANUEL ALVAREZ
Commission # 1805368
Notary Public - California
Los Angeles County
My Comm. Expires Jul 2, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Advisors Clearing Network, Inc.:

We have audited the accompanying statement of financial condition of Advisors Clearing Network, Inc. (the Company) as of June 30, 2011, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advisors Clearing Network, Inc. as of June 30, 2011, and the results of its income and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
July 29, 2011

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

Advisors Clearing Network, Inc.
Statement of Financial Condition
June 30, 2011

Assets

Cash and cash equivalents	$	817,975
Cash and securities segregated under federal and other regulations		20,000
Deposit with clearing organization		20,000
Accounts receivable		51,649
Prepaid expense		7,985
Total assets	$	917,609

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	27,574
Due to correspondents		515,230
Total liabilities		542,804
Commitments and contingencies		
Stockholder's equity		
Common stock, $0.01 par value, 1,000 shares authorized, 1,000 shares issued and outstanding		10
Additional paid-in capital		721,057
Accumulated deficit		(346,262)
Total stockholder's equity		374,805
Total liabilities and stockholder's equity	$	917,609

The accompanying notes are an integral part of these financial statements.

Advisors Clearing Network, Inc.
Statement of Income
For the Year Ended June 30, 2011

Revenues		
Fee income	$	303,334
Consulting services		101,250
Interest and dividend		67
Total revenues		404,651
Expenses		
Professional fees		24,000
Payroll and employee benefits		217,534
Other operating expenses		141,323
Total expenses		382,857
Net income (loss) before income tax provision		21,794
Income tax provision		800
Net income (loss)	$	20,994

The accompanying notes are an integral part of these financial statements.

Advisors Clearing Network, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2011

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at June 30, 2010	$ 10	$ 721,057	$ (367,256)	$ 353,811
Net income (loss)	-	-	20,994	20,994
Balance at June 30, 2011	$ 10	$ 721,057	$ (346,262)	$ 374,805

The accompanying notes are an integral part of these financial statements.

Advisors Clearing Network, Inc.
Statement of Cash Flows
For the Year Ended June 30, 2011

Cash flow from operating activities:		
Net income (loss)		$ 20,994
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Cash and securities segregated under federal and other regulations	$ 9,400	
Accounts receivable	(18,012)	
Prepaid expense	224	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(8,372)	
Due to correspondents	367,967	
Payable to customers	(9,400)	
Total adjustments		341,807
Net cash and cash equivalents provided by (used in) operating activities		362,801
Net cash and cash equivalents provided by (used in) investing activities		-
Net cash and cash equivalents provided by (used in) financing activities		-
Net increase (decrease) in cash and cash equivalents		362,801
Cash and cash equivalents at beginning of year		455,174
Cash and cash equivalents at end of year		$ 817,975
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ -	
Income taxes	$ 800	

The accompanying notes are an integral part of these financial statements.

Advisors Clearing Network, Inc.
Notes to Financial Statements
June 30, 2011

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Advisors Clearing Network, Inc. (the "Company") was incorporated in the State of Delaware on September 15, 1994. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company was originally formed in the State of Delaware under the name Life Cycle Mutual Funds Distributors.

The Company is a wholly-owned subsidiary of Vertical Management Systems, Inc. (the "Parent"), and is affiliated through common ownership with Retirement Revolution, LLC.

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including mutual fund clearing firm, mutual fund retailer, and municipal securities broker. The Company's primary business is providing a technology platform for information reporting and commission collection between broker/dealers and mutual fund companies.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Accounting principles generally accepted in the United States of America require transactions to be recorded on a trade date basis, however there is no material difference between trade date and settlement date for the Company.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through July 29, 2011, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $20,000 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission (See Schedule II).

Note 3: DEPOSIT WITH CLEARING ORGANIZATION

The Company is a self-clearing broker/dealer and a member of the National Securities Clearing Corporation ("NSCC"). As part of its membership, the Company maintains a clearing deposit with NSCC. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at June 30, 2011 was $20,000.

Advisors Clearing Network, Inc.

Notes to Financial Statements

June 30, 2011

Note 4: INCOME TAXES

	Current	Deferred	Total
Federal	$ -	$ -	$ -
State	800	-	800
Total income tax expense (benefit)	$ 800	$ -	$ 800

The Company has available at June 30, 2011, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $32,491, that expires as follows:

Net Operating Loss carry-forward	Expires on June 30,
$ 98,254	2025
87,891	2026
30,464	2027
$ 216,609	

During the year ended June 30, 2011, the Company used approximately $4,521 of its deferred tax benefits. A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 5: RELATED PARTY TRANSACTIONS

The Company shares office space, personnel, and furniture and equipment with its Parent. The companies have an expense sharing agreement, whereby the Parent pays certain operating expenses and various equipment costs that benefits the Company. For the year ended June 30, 2011, the Company paid $9,796 to the Parent under this agreement.

The Company also paid the Parent $5,473 during the year ended June 30, 2011 for technology fees associated with processing the reporting for the Company's clients.

In addition, the Parent paid to the Company $101,250 during the year, for consulting services the Company provided for the Parent, in establishing a new 401(k) platform for retirement plans.

Note 5: RELATED PARTY TRANSACTIONS (Continued)

On June 15, 2011, a Custody Services Agreement ("Agreement") was formed between the Company and its sister company, Retirement Revolution, LLC ("Revolution"), a 401(k) record keeping company. Per the Agreement the Company will execute and clear transactions in shares of mutual fund companies, and carry any resulting positions for Revolution's 401(k) plan clients. The Company receives commissions and trailer fees for those customers. At June 30, 2011 no revenues were received from Revolution.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 6: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 7: COMMITMENTS AND CONTINGENCIES

Commitments

On June 1, 2011, the Company voted to change its fiscal year end from June 30 to December 31. This change will take effect on December 31, 2011. These financial statements contain no adjustements for this change.

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended June 30, 2011, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

For the year ending June 30, 2011, various Accounting Standard Updates ("ASU") issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2009-01	The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (ASC 105) - a Replacement of FASB Statement No. 162	After September 15, 2009
2010-06	Fair Value Measurements and Disclosures (ASC 820): Improving Disclosures about Fair Value Measurements	After December 15, 2009
2010-09	Subsequent Events (ASC 855): Amendments to Certain Recognition and Disclosure Requirements	After February 24, 2010
2009-16	Accounting for Transfers of Financial Assets (ASC 860) - an Interpretation of FASB Statement No. 140	After November 15, 2009
2009-17	Consolidations (ASC 810) - Improvements to	After November 15, 2009

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2011, the Company had net capital of $314,945 which was $64,945 in excess of its required net capital of $250,000; and the Company's ratio of aggregate indebtedness ($522,804) to net capital was 1.66 to 1, which is less than the 15 to 1 maximum allowed.

Advisors Clearing Network, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2011

Computation of net capital		
Common stock	$ 10	
Additional paid-in capital	721,057	
Accumulated deficit	(346,262)	
Total stockholder's equity		$ 374,805
Less: Non-allowable assets		
Accounts receivable	(51,649)	
Prepaid expense	(7,985)	
Total non-allowable assets		(59,634)
Net capital before haircuts		315,171
Less: Haircuts on securities		
Haircut on money markets	(226)	
Total haircuts on securities		(226)
Net Capital		314,945
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 34,854	
Minimum dollar net capital required	$ 250,000	
Net capital required (greater of above)		(250,000)
Excess net capital		$ 64,945
Ratio of aggregate indebtedness to net capital	1.66 : 1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated June 30, 2011.

See independent auditor's report

Advisors Clearing Network, Inc.
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of June 30, 2011

Credit Balances		
Customer payable	$ -	
Total credits		$ -
Debit Balances		
Debit balances in customer's cash and margin acounts excluding unsecured accounts and accounts doubtfull of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	-	
Failed to deliver of customers' securities not older 30 calendar days	-	
Total debits		-
Reserve Computation		
Excess of total debits over total credits		$ -
Amount held on deposit in reserve account at June 30, 2011		$ 20,000
Deposit (withdrawal) after year end		$ -
Amount in reserve account		$ 20,000

There was no material difference between reserve requirements here and reserve requirements as reported on the Company's unaudited Form X-17A-5 report dated June 30, 2011.

See independent auditor's report

Advisors Clearing Network, Inc.
Schedule III - Reconciliation of Net Capital and Requirements Pursuant to Rule 15c3-3
As of June 30, 2011

Net Capital as calculated per audit report	$	314,945
Net capital as calculated per broker-dealer's most recent filling of Form X-17a-5, Part II, 0		314,945
Net difference in computation of net capital	$	-
Reserve requirement as calculated per audit report	$	-
Reserve requirement as calculated per broker-dealer's most recent filling of Form X-17a-5, Part II, 0		-
Net difference in computation of reserve requirements	$	-

See independent auditor's report

Advisors Clearing Network, Inc.
Schedule IV - Information relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of June 30, 2011

The Company is a self-clearing firm and is subject to the possession or control requirements under rule 15c3-30 of the Securities and Exchange Commission. The Company is in compliance with these requirements and there were no instances noted during our audit of securities that were required to be in possession or control that had not been reduced to possession or control in the proper time frame.

See independent auditor's report

Advisors Clearing Network, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended June 30, 2011

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Advisors Clearing Network, Inc.:

In planning and performing our audit of the financial statements of Advisors Clearing Network, Inc. (the Company), as of and for the year ended June 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
July 29, 2011

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 2 6 2011
WASH. D.C.
211

Advisors Clearing Network, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended June 30, 2011